



vocecapital

A voice for value

Protect your investment by voting on the BLUE proxy card TODAY!

IT'S TIME TO RIGHT THE SHIP AT ARGO

Use one of the easy ways to vote below:

Vote by Phone:
1-800-454-8683

Vote by Web:
www.proxyvote.com

You may also vote by simply signing, dating and returning the Voting Instruction Form in the postage-paid envelope provided.

For more information, including copies of Voce's letter to fellow shareholders and press releases, please visit www.Argo-SOS.com

Any questions?
Please call our proxy solicitor, Okapi Partners LLC
Toll free: 1-877-796-5274 (from the U.S. or Canada)
Or +1-212-297-0720 (from other locations)
Email: info@okapipartners.com